82-4118

NEWS from H. L. LANZET, INC.

12 Hull Street
Oceanside, NY 11572
(212) 888-4570 • (516) 763-1668
Fax: (212) 888-4569 • (516) 763-6261

02034731

PROCESSED
JUN 19 2002
THOMSON FINANCIAL

SUPPL

FOR IMMEDIATE RELEASE

CONTACT: Maral Maclagan
Devine Entertainment Corporation
(416) 364-2282

Herbert Lanzet/Renee Lanzet
H.L. Lanzet, Inc.
(212) 888-4570

DEVINE ENTERTAINMENT REGAINS VIDEO DISTRIBUTION RIGHTS TO "THE COMPOSERS' SPECIALS"

TORONTO, March 19, 2002 — Devine Entertainment Corporation (TSE:DVN) today announced that it has signed an agreement with Sony Classical, a division of Sony Music Entertainment (NYSE:SNE), to distribute *The Composers' Specials* videos, DVDs, and CDs to special markets in North America, including educational institutions, libraries, museums, religious markets, direct mail and print catalogs. Sony retains rights to normal retail channels until the expiration of its agreement with Devine next year. With this acquisition, Devine will now manage and control sales of 18 films in its video library, including *The Inventors' Specials* and *The Artists' Specials*, allowing for greater exposure and increased sales to key markets.

The Company plans to re-launch "The Composers' Specials" videos at the National School Supply and Equipment Association's Ed Expo in San Antonio this week. Ed Expo is the school market's only "Back to School" tradeshow, making it an essential element in securing significant educational and institutional sales.

Devine Entertainment Corporation is a five-time Emmy Award-winning global producer and distributor of children's and family entertainment. The *Composers', Inventors',* and *Artists' Specials* are currently broadcast in over 50 countries. Headquartered in Toronto, the Company's common shares trade on the Toronto Stock Exchange, trading symbol DVN, and Devine is listed on the NASDAQ exchange under DVNNF. The Company's corporate website is www.devine-ent.com, and its award-winning interactive website is www.devinetime.com.

dlw 6/18

# # #

The Toronto Stock Exchange has neither approved nor disapproved of the information contained herein. This press release may contain forward-looking statements relating to the future performance of Devine Entertainment Corporation. Forward-looking statements, specifically those concerning future performance and the achievement of operating profitability are subject to certain risks and uncertainties, and actual results may differ materially. These risks and uncertainties include the Company's limited operating history and fluctuations in revenues; market acceptance of the Company's products and services; competition within the film and entertainment industry and the introduction of new entrants and/or products in the Company's markets; adverse changes in governmental regulations and policies affecting the film and entertainment industry; product development risks and risks of technological change; the risk of unanticipated expenses; and other risks and uncertainties all as described in the disclosure documents filed with securities regulatory authorities in accordance with applicable securities laws.

82-4118

NEWS *from* *H. L. LANZET, INC.*

12 Hull Street
Oceanside, NY 11572
(212) 888-4570 • (516) 763-1668
Fax: (212) 888-4569 • (516) 763-6261

FOR IMMEDIATE RELEASE

CONTACT: Maral Maclagan
Devine Entertainment Corporation
(416) 364-2282

Herbert Lanzet/DeeDee Lanzet
H.L. Lanzet, Inc.
(212) 888-4570

DEVINE ENTERTAINMENT EXPANDS VIDEO DISTRIBUTION

Toronto, March 12, 2002 — Devine Entertainment Corporation (TSE:DVN) today announced the further expansion of its video distribution via sales of nearly 20,000 units of *The Inventors' Specials* and *The Artists' Specials* videos to Scholastic Book Fairs, a division of Scholastic Inc. (NMS: SCHL), the world's largest publisher and distributor of children's books. Scholastic's unique distribution channels include book clubs and book fairs which reach 32 million children, 45 million parents and nearly every school in the U.S.

Devine's video sales have also increased through direct mail catalogs, including Creative Catalog Concepts, the most widely used catalog among individual teachers, and PBS Direct and Museum Tour, two popular consumer catalogs. Sales and marketing in the U.S. is handled by Devine's U.S. distributor, Herb Dorfman of Iron Home Entertainment.

"These diverse catalogs afford us an increase in the number of sales to our educational and specialty customers who recognize the high-quality entertainment and educational content of our films," said president and CEO David Devine.

The Emmy Award-winning *The Inventors' Specials* and *The Artists' Specials* premiered on HBO in the U.S. Both the video and DVD collections are also sold through retail chains such as Borders; museums such as the Metropolitan Museum of Art in New York, the Art Gallery of Ontario and the National Gallery of Art in Washington; and e-tailers including Amazon.com and Mastermindtoys.com.

Devine Entertainment Corporation is a five-time Emmy Award-winning global producer and distributor of children's and family entertainment. The *Composers', Inventors',* and *Artists' Specials* are currently broadcast in over 50 countries. Headquartered in Toronto, The Company's common shares trade on the Toronto Stock Exchange, trading symbol DVN, and the Company is listed on the NASDAQ exchange under DVNNF. The Company's corporate website is www.devine-ent.com, and its award-winning interactive website is www.devinetime.com.

# # #

The Toronto Stock Exchange has neither approved nor disapproved of the information contained herein

82-4118

NEWS *from* *H. L. LANZET, INC.*

12 Hull Street
Oceanside, NY 11572
(212) 888-4570 • (516) 763-1668
Fax: (212) 888-4569 • (516) 763-6261

FOR IMMEDIATE RELEASE

CONTACT: Maral Maclagan
Devine Entertainment Corporation
(416) 364-2282

Herbert Lanzet/DeeDee Lanzet
H.L. Lanzet, Inc.
(212) 888-4570

DEVINE ENTERTAINMENT SIGNS 19-FILM BROADCAST DEAL WITH CBC

TORONTO, Ontario, March 5, 2002 — Devine Entertainment Corporation (TSE:DVN) today announced the broadcast sale of 19 award-winning films to the Canadian Broadcasting Corporation (CBC). CBC Television has agreed to license "The Artists' Specials," 'The Inventors' Specials," "The Composers' Specials" and "Beethoven Lives Upstairs" for a period of three years across its English television network. Broadcasts of the programs will begin this year.

"We are delighted to have completed this sale to Canada's premier broadcaster and look forward to strengthening our relationship with CBC Television," said President & CEO David Devine.

Devine Entertainment Corporation is a five-time Emmy Award-winning global producer and distributor of children's and family entertainment. The *Composers', Inventors',* and *Artists' Specials* are currently broadcast in over 50 countries. Headquartered in Toronto, The Company's common shares trade on the Toronto Stock Exchange, trading symbol DVN, and the Company is listed on the NASDAQ exchange under DVNNF. The Company's corporate website is www.devine-ent.com, and its award-winning interactive website is www.devinetime.com.

# # #

The Toronto Stock Exchange has neither approved nor disapproved of the information contained herein. This press release may contain forward-looking statements relating to the future performance of Devine Entertainment Corporation. Forward-looking statements, specifically those concerning future performance and the achievement of operating profitability are subject to certain risks and uncertainties, and actual results may differ materially. These risks and uncertainties include the Company's limited operating history and fluctuations in revenues; market acceptance of the Company's products and services; competition within the film and entertainment industry and the introduction of new entrants and/or products in the Company's markets; adverse changes in governmental regulations and policies affecting the film and entertainment industry; product development risks and risks of technological change; the risk of unanticipated expenses; and other risks and uncertainties all as described in the disclosure documents filed with securities regulatory authorities in accordance with applicable securities laws.

82-4118

NEWS from H. L. LANZET, INC.

12 Hull Street
Oceanside, NY 11572
(212) 888-4570 • (516) 763-1668
Fax: (212) 888-4569 • (516) 763-6261

FOR IMMEDIATE RELEASE

CONTACT: Richard Mozer/Arnold Tenney
Devine Entertainment Corporation
(416) 364-2282

Herbert Lanzet/DeeDee Lanzet
H.L. Lanzet, Inc.
(212) 888-4570

DEVINE ENTERTAINMENT REDUCES TOTAL DEBT BY APPROXIMATELY 60%

TORONTO, Ontario, February 27, 2002 — Devine Entertainment Corporation (TSE:DVN) today provided details of the previously announced acquisition by a private group of investors of the Company's debt to the Royal Bank of Canada. The investor group has agreed to buyout the approximate debt of Cdn$3,463,670 from the Royal Bank for Cdn$550,000. This sum, plus 9% interest and closing costs, is re-payable to the investor group over three years. The transaction effectively reduces Devine's debt by approximately 60% resulting in forgiveness of Cdn$2,913,670.

"The Company will issue 2.042 million shares to the investor group in return for the Cdn$2.9 million of forgiveness which equates to approximately Cdn$1.45 per share," said President & CEO David Devine. "Our balance sheet is significantly improved by this reduction of debt and should allow us to move forward expeditiously with new projects in development and continue to expand our marketing and sales efforts."

Devine Entertainment Corporation is a five-time Emmy Award-winning global producer and distributor of children's and family entertainment. The *Composers', Inventors',* and *Artists' Specials* are currently broadcast in over 50 countries. Headquartered in Toronto, The Company's common shares trade on the Toronto Stock Exchange, trading symbol DVN, and the Company is listed on the NASDAQ exchange under DVNNF. The Company's corporate website is www.devine-ent.com, and its award-winning interactive website is www.devinetime.com.

# # #

The Toronto Stock Exchange has neither approved nor disapproved of the information contained herein. This press release may contain forward-looking statements relating to the future performance of Devine Entertainment Corporation. Forward-looking statements, specifically those concerning future performance and the achievement of operating profitability are subject to certain risks and uncertainties, and actual results may differ materially. These risks and uncertainties include the Company's limited operating history and fluctuations in revenues; market acceptance of the Company's products and services; competition within the film and entertainment industry and the introduction of new entrants and/or products in the Company's markets; adverse changes in governmental regulations and policies affecting the film and entertainment industry; product development risks and risks of technological change; the risk of unanticipated expenses; and other risks and uncertainties all as described in the disclosure documents filed with securities regulatory authorities in accordance with applicable securities laws

82-4118

NEWS from H. L. LANZET, INC.

12 Hull Street, Oceanside, NY 11572
(212) 888-4750 • (516) 763-1668
Fax: (212) 888-4569 • (516) 763-6261

FOR IMMEDIATE RELEASE

CONTACT: Maral Maclagan
Devine Entertainment Corporation
(416) 364-2282

Herbert Lanzet/DeeDee Lanzet
H.L. Lanzet, Inc.
(212) 888-4750

DEVINE ENTERTAINMENT IN NEW DEAL WITH FEATURE FILMS FOR FAMILIES

Specialty marketer to sell "The Composers' Specials" videos

Toronto, Ontario, May 21, 2002 — Devine Entertainment Corporation (TSE:DVN) today announced that it has signed a new deal with Feature Films For Families, a Utah-based specialty marketer, to distribute "The Composers' Specials" videos through direct mail and telemarketing to its customers in the United States and Canada. The contract term begins immediately and will terminate on December 31, 2003. With this single transaction Devine is guaranteed a minimum sale of CDN$175,000, equal to approximately 20% of the Company's video revenues for all of 2001.

"We are pleased to extend our successful relationship with this unique telemarketing distribution company which achieved its ambitious sales targets for our Inventors' and Artists' Specials videos," said David Devine, President and CEO of Devine Entertainment.

Devine Entertainment Corporation is a five-time Emmy Award-winning global producer and distributor of children's and family entertainment. The *Composers', Inventors',* and *Artists' Specials* are currently broadcast in over 50 countries. Headquartered in Toronto, the Company's common shares trade on the Toronto Stock Exchange, trading symbol DVN, and OTC in the U.S. under symbol DVNNF. The Company's corporate website is www.devine-ent.com.

# # #

82-4118

NEWS *from* *H. L. LANZET, INC.*

12 Hull Street
Oceanside, NY 11572
(212) 888-4570 • (516) 763-1668
Fax: (212) 888-4569 • (516) 763-6261

FOR IMMEDIATE RELEASE

CONTACT: Richard Mozer
Devine Entertainment Corporation
(416) 364-2282

Herbert Lanzet/DeeDee Lanzet
H.L. Lanzet, Inc.
(212) 888-4570

DEVINE ENTERTAINMENT REPORTS YEAR 2001 OPERATING RESULTS

TORONTO, Ontario May 14, 2002 — Citing the difficult conditions in the entertainment industry and overall markets, Devine Entertainment Corporation (TSE:DVN) today reported a downturn in revenue and an increase in net loss for the year ended December 31, 2001. Devine noted that subsequent to the year-end, negotiations with the Royal Bank of Canada and an investor group resulted in a restructuring of the Company's debt and a right by Devine to reduce the debt by approximately CDN$2.9 million in consideration of issuing 2 million common shares. That debt reduction will decrease Devine's future payable interest.

Devine's outlook for 2002 is positive. Broadcast and distribution deals were signed in the first quarter with Media Content PLC, the Canadian Broadcasting Corporation (CBC) and with Sony to regain certain rights related to Devine's "Composers' Specials" videos. The Company is currently finalizing financing for its current project, "Puppy Love" written by Mary Walsh and Heather Conkie, which begins production this summer. Other advanced projects include "The Greatest," a co-production with Kenny Rogers' Dreamcatcher Productions and "The Way Home" in development with the CBC. These productions, slated for 2002-03, are expected to contribute substantially to the Company's revenues and profits.

Revenues for the year ended December 31, 2001 amounted to CDN$973,626, down from the prior year's CDN$1,891,803. Video sales remained fairly strong in 2001 at CDN$861,000 as compared to CDN$937,000 in 2000. The Company's net loss for 2001 of CDN$7,442,443, or a loss of CDN$0.58 per share, included a CDN$6,347,274 write-down in the third quarter for its film library. The net loss in 2000 amounted to CDN$4,558,204 or a loss of CDN$0.39 per share. Devine indicated that the net loss in 2001 excluding the write-down, non-cash items, and amortization amounted to CDN$447,468 as compared to net income of CDN$460,628 in 2000. Bank loans and notes payable decreased by CDN$1,247,520 in 2001 to CDN$4,416,305 as compared to CDN$5,663,825 at December 31, 2000.

...2

Devine Entertainment Corporation is a five-time Emmy Award-winning global producer and distributor of children's and family entertainment. The *Composers', Inventors',* and *Artists' Specials* are currently broadcast in over 50 countries. Headquartered in Toronto, the Company's common shares trade on the Toronto Stock Exchange, trading symbol DVN, and OTC in the U.S. under symbol DVNNF. The Company's corporate website is www.devine-ent.com.

# # #

The Toronto Stock Exchange has neither approved nor disapproved of the information contained herein. This press release may contain forward-looking statements relating to the future performance of Devine Entertainment Corporation. Forward-looking statements, specifically those concerning future performance and the achievement of operating profitability are subject to certain risks and uncertainties, and actual results may differ materially. These risks and uncertainties include the Company's limited operating history and fluctuations in revenues; market acceptance of the Company's products and services; competition within the film and entertainment industry and the introduction of new entrants and/or products in the Company's markets; adverse changes in governmental regulations and policies affecting the film and entertainment industry; product development risks and risks of technological change; the risk of unanticipated expenses; and other risks and uncertainties all as described in the disclosure documents filed with securities regulatory authorities in accordance with applicable securities laws. Readers are cautioned that the foregoing list of factors is not exhaustive. Although the Company believes that the expectations conveyed by the forward-looking statements are reasonable based on information available to it on the date such forward-looking statements are made, no assurances can be given as to future results, levels of activity and achievements. All subsequent forward-looking statements, whether written or oral, attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these cautionary statements. The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.

(Table follows)

DEVINE ENTERTAINMENT CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
(in Canadian dollars)

	Year ended December 31,	
	2001	**2000**
REVENUE	$ 973,626	$ 1,891,803
EXPENSES	2,068,795	1,925,114
LOSS BEFORE THE FOLLOWING	(1,095,169)	(33,311)
Write-down of investment in film, TV programs & recordings	6,347,274	6,264,502
Loss on settlement of debt	----------	312,589
	6,347,274	6,577,091
LOSS BEFORE INCOME TAXES	(7,442,443)	(6,610,402)
Income taxes (recovered)	----------	(2,052,198)
NET LOSS FOR THE YEAR	$(7,442,443)	$(4,558,204)
BASIC & FULLY DILUTED EARNINGS (LOSS) PER COMMON SHARE	$ (0.58)	$ (0.39)
WEIGHTED AVERAGE SHARES OUTSTANDING	12,844,915	11,726,188

82-4118

NEWS from H. L. LANZET, INC.

12 Hull Street
Oceanside, NY 11572
(212) 888-4570 • (516) 763-1668
Fax: (212) 888-4569 • (516) 763-6261

FOR IMMEDIATE RELEASE

CONTACT: Maral Maclagan
Devine Entertainment Corporation
(416) 364-2282

Herbert Lanzet/DeeDee Lanzet
H.L. Lanzet, Inc.
(212) 888-4570

DEVINE ENTERTAINMENT SIGNS 18-FILM WORLDWIDE BROADCAST & VIDEO DISTRIBUTION DEAL WITH MEDIA CONTENT PLC

TORONTO, April 9, 2002 — Devine Entertainment Corporation (TSE:DVN) today announced that it has signed an 18-film broadcast and video/DVD distribution deal with Media Content PLC (London Stock Exchange's AIM:MDC) for all territories worldwide excluding the U.S. and Canada. The three-year term of the agreement begins immediately and provides a guaranteed advance against sales for Devine's *Composers'*, *Inventors'* and *Artists' Specials* films.

Media Content is a media content marketing and services company and is one of the leading European sports programming distributors. Its divisions offer services to rightsholders, owners and developers, media companies and investors operating in the media content industry. Media Content's principals, including Leonard Fertig, Jean-François Denis, Robert Morgado, Stanley Fertig and Jean-Paul de la Fuente, have personally and cumulatively bought, sold or advised on over US$9 billion worth of media content rights.

David Devine, President and CEO said, "Media Content will continue selling broadcast, and for the first time, will make our video and DVD titles available outside of North America. We are very pleased to entrust the international distribution of Devine Entertainment programming to the Media Content team. Their knowledge of global programming markets will heighten the awareness of our programs, and support our future productions."

Jean-François Denis, Managing Director of Media Content, said, "I am delighted to announce our agreement with Devine Entertainment, one of North America's leading producers of high-quality children's and youth programming. Their ability to witness creative genius through the eyes of children demonstrates their in-depth knowledge of the market, and underlines the truly international appeal of the catalogue."

Len Fertig, Chairman of Media Content, added, "This deal marks the first significant expansion of the Media Content distribution division, bringing our experience of international programme sales to a highly respected programme genre."

...2

Distribution of Devine Entertainment programming in Europe will be handled by Paris-based Grandview Castle Entertainment. Distribution in south-east Asia will be handled by Summit Properties International, who have fourteen offices across the region.

Devine Entertainment Corporation is a five-time Emmy Award-winning global producer and distributor of children's and family entertainment. The *Composers', Inventors',* and *Artists' Specials* are currently broadcast in over 50 countries. Headquartered in Toronto, the Company's common shares trade on the Toronto Stock Exchange, trading symbol DVN, and OTC in the U.S. under symbol DVNNF. The Company's corporate website is www.devine-ent.com.

# # #

The Toronto Stock Exchange has neither approved nor disapproved of the information contained herein. This press release may contain forward-looking statements relating to the future performance of Devine Entertainment Corporation. Forward-looking statements, specifically those concerning future performance and the achievement of operating profitability are subject to certain risks and uncertainties, and actual results may differ materially. These risks and uncertainties include the Company's limited operating history and fluctuations in revenues; market acceptance of the Company's products and services; competition within the film and entertainment industry and the introduction of new entrants and/or products in the Company's markets; adverse changes in governmental regulations and policies affecting the film and entertainment industry; product development risks and risks of technological change; the risk of unanticipated expenses; and other risks and uncertainties all as described in the disclosure documents filed with securities regulatory authorities in accordance with applicable securities laws.

82-4118

NEWS *from* *H. L. LANZET, INC.*

12 Hull Street
Oceanside, NY 11572
(212) 888-4570 • (516) 763-1668
Fax: (212) 888-4569 • (516) 763-6261

FOR IMMEDIATE RELEASE

CONTACT: Maral Maclagan
Devine Entertainment Corporation
(416) 364-2282

Herbert Lanzet/DeeDee Lanzet
H.L. Lanzet, Inc.
(212) 888-4570

DEVINE FILM "MONET: SHADOW & LIGHT" NAMED ONE OF "TOP 5 VIDEOS" BY KIDS FIRST! ® - COALITION FOR QUALITY CHILDREN'S MEDIA

Film Festival will showcase the film in venues across the U.S.

TORONTO, March 26, 2002 — Devine Entertainment Corporation (TSE:DVN) today announced that its film, *Monet: Shadow and Light*, from the Emmy Award-winning HBO series *The Artists' Specials*, has been selected as one of the "Top 5 Videos of the Year" by KIDS FIRST!® - The Coalition for Quality Children's Media. *Monet: Shadow and Light* will also be featured in the KIDS FIRST! Film Festival 2002 tour. Other finalists include major studio releases including Scholastic's *Magic School Bus Creepy, Crawly Fun!* and Dreamwork's *Shrek.* The winners will be announced Friday, April 26, 2002.

"It is extremely gratifying as a small independent producer to be included alongside big-budget productions and we appreciate the efforts of the KIDS FIRST! organization in affording our films such recognition," said producer and director David Devine.

The KIDS FIRST! Best Children's Film, Video or DVD of the Year Award honors media that are non-violent and non-biased but also engage a child's imagination; stimulate curiosity and creativity; respect cultural diversity; and challenge kids to think, reason, and ask questions. The KIDS FIRST! Film Festival blends a critical viewing program for kids with a showcase of great children's films from both major and independent producers. The event plans to reach 13 cities in 2002, beginning with locations in the greater Los Angeles area in April, and on to 11 other cities with a grand finale in New York City in the fall.

Five-time Emmy Award-winning Devine Entertainment Corporation is a developer and producer of high quality children's and family films for worldwide television and cable markets and international home video markets. The North American video and DVD distributors are Iron Home Entertainment in the United States and Video Service Corporation in Canada. The Company's interactive website is www.devinetime.com. Corporate information is available at www.devine-ent.com.

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